FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
July 02, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

WIMM-BILL-DANN APPOINTS TOP INTERNATIONAL STRATEGIST TO LEAD GROUP INTEGRATION

Moscow, Russia – July 1, 2004 – Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced the appointment of Jacques Ioffe as Deputy CEO for Strategy and Business Development. The appointment of Mr Ioffe to this newly created position reflects the company’s strategic objective of enhancing operating efficiency and management of resources through the in-depth integration of group subsidiaries.

Mr Ioffe comes to Wimm-Bill-Dann from Groupe Danone, where he headed up the Danone’s Russian operations. He was first approached by Groupe Danone in 1995 following their acquisition of the Bolshevik confectionary factory. As the Chief Executive Officer of Bolshevik, Mr Ioffe was responsible for turning the company into a fully fledged subsidiary of Danone, run to the same standards and adhering to the same quality control mechanisms and financial reporting as other Western companies.

“We have known Mr Ioffe for a number of years and we believe that he is one of those rare specialists who combine a Western MBA level education, experience of working for top Western firms and knowledge of the Russian market and food industry,” Wimm-Bill-Dann Chief Executive Sergei Plastinin said in a statement. “We believe that he is the ideal candidate to help us develop the necessary management skills, establish the clear division of responsibilities and foster the strong corporate culture needed to fully integrate the group. We hope that this will be achieved also through the creation of a corporate university.”

Mr Ioffe was born in St Petersburg, Russia, in 1946, where he graduated from the St Petersburg Politechnic Institute. He then completed an MBA at INSEAD (France), and held senior positions at McKinsey, Societe Generale and Renault in Paris. In 2003, the French government awarded Mr Ioffe the “Chevalier de la Legion d’Honneur”.

“I spent a large part of my working life in France, and through my education and my versatile and demanding career I acquired a certain know-how that I would like to share with Wimm-Bill-Dann. I look forward to enhancing Wimm-Bill-Dann’s strong corporate culture and playing a key part in the formation of a world class company, integrating all the facilities into a single professionally run holding.”

The newly appointed Deputy CEO will report directly to Sergei Plastinin.

- ends -

For further enquiries contact:

Marina Kagan

Wimm-Bill-Dann Foods OJSC

Yauzsky Boulevard, 16, Moscow

Phone: +7 095 105 5205

Fax: +7 095 733 9725

e-mail: kagan@wbd.ru

Olga Motovilova
Wimm-Bill-Dann Foods OJSC

Yauzsky Boulevard, 16, Moscow

Phone: +7 095 733 9726/9727

Fax: +7 095 733 9725

www.wbd.com
e-mail: motovilova@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 25 manufacturing facilities in 21 locations in Russia and the Commonwealth of Independent States (CIS), including Ukraine, Kyrgyzstan and Uzbekistan, as well as trade affiliates in 26 cities in Russia and the CIS.

Wimm-Bill-Dann has a strong and diversified branded portfolio with over 1,100 types of dairy products and over 150 types of juice, nectars and still drinks. The company currently employs over 18,000 people.

In April 2004, Wimm–Bill–Dann was assigned the best in Russia rating of corporate governance by Standard&Poor’s at the level 7.6 (maximum 10). Wimm-Bill-Dann was rated first best in transparency in the S&P survey of 45 top Russian companies, carried out in September 2003.

Wimm-Bill-Dann was awarded best European Equity Deal of 2002 for its initial public offering by Euroweek and Institutional Investor magazines. In addition, the company received the Grand Prix for Best Overall Investor Relations among small and mid-cap companies at the First Annual IR Magazine Russia Awards held in 2004 and organized by IR Magazine and the Association of Investor Relations Professionals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Vladimir V. Preobrajensky
	Name:	Vladimir V. Preobrajensky
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: July 02, 2004